

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

June 26, 2017

Russ R. Stolle
Venator Materials PLC
Senior Vice President, General Counsel and Chief Compliance Officer
10001 Woodloch Forest Drive
The Woodlands, Texas 77380

> **Re:** **Venator Materials PLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 13, 2017**
> **File No. 333-217753**

Dear Mr. Stolle:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Industry and Market Data, page iii,

1.   It appears you are disclaiming responsibility for the accuracy of the disclosure relating to market data and other statistical disclosure. Please clarify the manner in which you are cautioning investors, particularly in light of the disclosure where you state that "[al]though we believe these third-party sources are reliable as of their respective dates, we have not independently verified such third-party information nor have we ascertained the underlying economic assumptions relied upon in those sources."

We have identified a material weakness in our internal control over financial reporting…, page 31

2.   Please disclose the dollar amounts relating to the post-closing adjustments that were made to the company's books and records and your financial statements as a result of the material weaknesses.

Restructuring Activities, page 93

3.	We note your response and updated disclosures related to our comment 6 in our letter dated May 5, 2017. Please update your disclosures to also quantify the anticipated savings that will improve earnings and cash flows over the next few years.

Arrangements Between Huntsman and Our Company, page 146

4.	Since the terms of the arrangements have not been finalized and you concede that material changes may occur, it is not clear how your current disclosure provides sufficient information to enable an informed investment decision. Please explain why you believe the disclosure in its present form provides a materially complete description of the terms and impact of the arrangements or provide us with a disclosure plan for updating and completing the information as necessary.

Exhibit 10.1; Separation Agreement

5.	On page 10 of your prospectus, you state the Separation Agreement includes provisions to address the Rockwood lawsuit and the Pori fire and insurance proceeds. We are unable to locate those provisions. Please advise.

6.	In the prospectus, you continue to refer to the Separation Agreement as something that you will enter into in the future. In addition, the Separation Agreement, as filed, appears to be materially incomplete. Given the importance of the provisions in this agreement (and the descriptions in the prospectus) to your offering, please file an executed version of this agreement prior to effectiveness or explain why you are unable to do so.

Exhibit Index

7.	You have disclosed your intention to file several exhibits in the future but you do not appear to reference the Master Lease Agreement, Registration Rights Agreement, or Financing and indebtedness Agreements. Please include these or tell us why they are not required.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

	You may contact Ameen Hamady, Staff Accountant, at (202) 551- 3891 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction